                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                    Form 40-F
                -----                            -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                              No   X
          -----                           -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                              No   X
          -----                           -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                              No   X
          -----                           -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

ALSTOM  consolidated cash quarterly  statement as of 31 December 2002, as filed with the Commission des Opérations de Bourse..........................3

ALSTOM consolidated cash quarterly statement as of 31 December 2002
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                                                                     At 30
In euro million                                     At 30 June     September    At December
                                                       2002          2002         31 2002
Current assets (maturity ‹ 1 year):
Loans / Deposits                                        131.4         124.4          27.8
Inventories and contracts in progress, net            5,952.7       5,566.9       5,417.9
Trade receivables, net                                4,409.1       4,195.4       4,903.4
Other accounts receivable, net                        3,199.9       3,247.6       2,460.5
Short term investments and cash and cash
equivalents:
   - Short term investments                             260.4         221.2         157.6
   - Cash and cash equivalents                        1,316.9       2,125.8       1,625.4
                                               ------------------------------------------------
Total                                                15,270.4      15,481.3      14,592.6
                                               ------------------------------------------------

Current liabilities (maturity ‹ 1 year):
Bonds                                                     0.0           0.0           0.0
Other borrowings and financial debts                  1,777.6         399.6       1,225.8
Commercial paper                                        324.0         227.7         147.0
Securitisation of future receivables                  1,213.5       1,176.4       1,010.2
Customers' deposits and advances                      4,038.7       4,269.3       3,929.5
Trade payables                                        4,290.9       5,116.4       5,069.1
Accrued contract costs, other payables and            5,170.2       4,570.0       4,329.2
accrued expenses
                                               ------------------------------------------------
Total                                                16,814.9      15,759.4      15,710.8
                                               ------------------------------------------------

Short term cash position                             -1,544.5        -278.1      -1,118.2

The above short term cash statement  cannot be used to assess the free cash flow of quarter 3 of Fiscal Year 2002/03 due to:

      - significant  movements linked to  securitisation of future and existing receivables

      - reclassification between long term and short term debt.

                                  * *
                                   *

                               SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                 ALSTOM

Date: February 19, 2003                      By: /s/ Philippe Jaffré
                                                 -------------------------------
                                                 Name:   Philippe Jaffré
                                                 Title:  Chief Financial Officer